NexGen's Final Batch of 2025 Assays Return Multiple High-Grade Intercepts

Confirming Both Expansion and Continuity of Primary High-Grade Subdomain and
Confirmation of New High-Grade Subdomain at Depth

Highlights:

  RK-25-239 returns 13.0 m at 5.2% U3O8, including 0.5 m at 30.2% U3O8 confirming expansion of the growing high-grade subdomain 33 m up dip of RK-25-232 (15.0 m at 15.9% U3O8)
  RK-25-240 returns 10.0 m at 3.95% U3O8, including 0.5 m at 33.3% U3O8 in the down dip portion of the high-grade subdomain 266 m below RK-25-232
  Assays from RK-25-230 (7.5 m at 5.3% U3O8 including 0.5 m at 35.9% U3O8), RK-25-233 (6.0 m at 2.4% U3O8 including 0.5 m at 23.4% U3O8), RK-25-236 (5.5 m at 2.3% U3O8 including 0.5 m at 13.3% U3O8) confirm continuity of high-grade subdomain; 47 m, 151 m, and 40 m respectively from RK-25-232
  Confirmed the new high-grade subdomain, at 850 m below surface with RK-25-257 returning 4.5 m at 4.8% U3O8 including 0.5 m at 33.3% U3O8 located 67 m up dip of RK-24-202 (0.5 m at 6.9% U3O8). Confirms significant growth potential.

Vancouver, BC, May 07, 2026 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) announces the final receipt of 2025 assay results that highlight the expansion and continuity of the high-grade subdomain at the Company's 100% owned Patterson Corridor East (PCE) discovery located 3.5 km from the Arrow Deposit. The expansion of the high-grade subdomain is especially confirmed by RK-25-239 which returned 13.0 m at 5.2% U3O8, including 0.5 m at 30.2% U3O8, at 400 m below surface and RK-25-240 which returned 10.0 m at 3.95% U3O8, including 0.5 m at 33.3% U3O8, at 670 m below surface. Both of these holes share strong similarities with respect to their overall geological characteristics which span across 292 m of mineralized dip extent. (Figures 1-3, Table 1).

Results from RK-25-240 emphasize the potential extension of mineralization at depth where the system is open. Together with these results, the grades from RK-25-230 (Figure 4), RK-25-233, RK-25-236 have confirmed a strong core zone within the high-grade subdomain which remains open in most directions.

Within the overall mineralized footprint, a new secondary high-grade subdomain is now confirmed by RK-25-257 (Figures 1 and 5). This hole has several intercepts with the best being 4.5 m at 4.8% U3O8 including 0.5 m at 33.3% U3O8 located 67 m up dip of RK-24-202 (0.5 m at 6.9% U3O8). This new subdomain has high prospectivity for continued growth and is open in most directions.

Exploration drilling in 2026 has already driven further growth at PCE with the majority of the campaign (29,241.8 m of the planned 42,000 m) scheduled to recommence the week of May 25, 2026 (see news release April 22, 2026). All samples from 2026 drilling to date are submitted to the independent Saskatchewan Research Council Geoanalytical Laboratory (SRC), with results to follow.

Leigh Curyer, Founder & Chief Executive Officer, commented: "These assay results from 2025 drilling confirm high-grade mineralization and the expanding scale of PCE. The combination of high-grades, continuity, scale and geotechnical characteristics continue to highlight the similarities between PCE and the mighty Arrow Deposit. The opening up of a new high-grade subdomain emphasizes significant growth potential remains at PCE. With the structural supply deficit in the market widening, and the impacts of the industry wide underinvestment in the uranium supply chain for a generation, the urgency of finding and bringing online new, reliable uranium supply has never been greater. As the Rook I Project enters into major construction this summer, we continue to advance PCE to ensure that NexGen optimizes its unparalleled opportunity to become one of the world's most important mining company in delivering energy fuel for the current and future generations."

Figure 1: Interpreted PCE long section (as of April 22, 2026 release) with notable assays collected since discovery and new results outlined in red; view is a long section that looks perpendicular to the primary mineralized plane; total mineralized footprint in orange and the high-grade subdomains in red

Figure 2: Core photo of assays from RK-25-239 with grades shown as % U3O8

Figure 3: Core photo of assays from RK-25-240 with grades shown as % U3O8

Figure 4: Core photo of assays from RK-25-230 with grades shown as % U3O8

Figure 5: Core photo of assays from RK-25-257 highlighting the new subdomain with grades shown as % U3O8

Table 1: Assays received since December 1, 2025 news release

Drillhole				Unconformity Depth (m)	SRC Geoanalytical Results
					(Cutoff 0.01%)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
RK-25-210c1	310	-70	894.0	-	794	794.5	0.5	0.01
					801.5	803.5	2	1.00
				incl.	801.5	802.5	1	1.92
					804	807	3	0.04
					811	812	1	0.09

					812.5	814	1.5	0.15
					814.5	815	0.5	0.03
					817.5	818	0.5	0.07
					819.5	820.5	1	0.13
					821	822	1	0.48
					824.5	825	0.5	0.08
RK-25-210c2	310	-70	909.0	-	811.5	813.5	2	0.14
					814	815	1	0.13
					816.5	817.5	1	0.06
					818	818.5	0.5	0.01
					819	819.5	0.5	0.03
					821.5	825	3.5	0.61
				incl.	822	822.5	0.5	2.97
					841	842	1	0.05
					852.5	853	0.5	0.03
					868.5	869	0.5	0.03
					887.5	888.5	1	0.01
RK-25-229	350	-70	681.4	113.2	570.5	572	1.5	0.04
					573	574	1	0.02
					574.5	575	0.5	0.01
					576.5	579	2.5	0.04
					582	582.5	0.5	0.02
					604	604.5	0.5	0.03
					606.5	608	1.5	0.57
				incl.	606.5	607	0.5	1.62
					623	623.5	0.5	0.15
					636.5	637	0.5	0.24
RK-25-230	330	-70	598	112.5	441.5	444	2.5	0.20
					446.5	449	2.5	0.06
					450	451.5	1.5	0.01
					452.5	453	0.5	0.02
					456	456.5	0.5	0.02
					457	459	2	0.03
					459.5	460	0.5	0.02
					462.5	463.5	1	0.01
					467	468	1	0.02
					469	469.5	0.5	0.02
					471.5	472	0.5	0.01
					473	474	1	0.01
					475	490.5	15.5	0.25
					492.5	500	7.5	5.32
				incl.	493	493.5	0.5	35.9
				incl.	498.5	499	0.5	27.4

					511	511.5	0.5	0.02
					512	513	1	0.03
					513.5	514	0.5	0.03
					517.5	519.5	2	0.04
					520	521.5	1.5	0.05
					525	526.5	1.5	0.02
					532	533.5	1.5	0.01
					537.5	538.5	1	0.06
					539.5	540	0.5	0.05
					588.5	589	0.5	0.02
RK-25-233	330	-70	694	109.7	539	540	1	0.03
					555.5	558	2.5	0.02
					558.5	559	0.5	0.02
					560.5	568.5	8	0.04
					569	570.5	1.5	0.02
					571	572	1	0.11
					572.5	573	0.5	0.03
					574.5	575.5	1	0.02
					576	582	6	2.42
				incl.	578	580	2	6.98
				incl.	578.5	579	0.5	23.4
					582.5	589.5	7	1.59
				incl.	586	588	2	4.70
					590	596	6	0.08
					602	602.5	0.5	0.04
					603.5	609.5	6	0.53
				incl.	604	605	1	2.35
					624.5	625.5	1	0.11
					628	628.5	0.5	0.06
					629.5	630.5	1	0.04
					633	633.5	0.5	0.02
					634	636	2	0.36
				incl.	635.5	636	0.5	1.04
RK-25-235	270	-70	858	105.5	No significant intersections
RK-25-236	267	-65	541	129	376.5	380	3.5	0.04
					380.5	382	1.5	0.29
					393.5	394	0.5	0.02
					395	397.5	2.5	0.07
					401	403	2	0.44
					411	414	3	0.03
					414.5	415	0.5	0.03
					425.5	426	0.5	0.02
					427	430	3	0.03

					431	431.5	0.5	0.01
					433	433.5	0.5	0.01
					440	440.5	0.5	0.03
					441.5	442.5	1	0.01
					445	445.5	0.5	0.02
					447	447.5	0.5	0.01
					457.5	460.5	3	0.07
					461.5	462.5	1	0.09
					464	464.5	0.5	0.01
					465	470.5	5.5	2.34
				incl.	467.5	468.5	1	10.7
				incl.	467.5	468	0.5	13.3
					475.5	477	1.5	0.02
					477.5	479	1.5	0.05
					516	517.5	1.5	0.02
RK-25-239	278	-68	594	123.4	364.5	366	1.5	0.02
					367.5	368.5	1	0.02
					390.5	392.5	2	0.06
					393	397	4	0.06
					397.5	399	1.5	0.06
					400.5	401	0.5	0.03
					402	402.5	0.5	0.01
					407	410.5	3.5	0.41
				incl.	407.5	408	0.5	1.54
					411	411.5	0.5	0.01
					414	415	1	0.08
					416.5	417	0.5	0.01
					417.5	418.5	1	0.01
					419	420.5	1.5	0.04
					421	421.5	0.5	0.04
					422.5	423	0.5	0.02
					424.5	425	0.5	0.01
					426	426.5	0.5	0.01
					429	429.5	0.5	0.02
					430	431.5	1.5	0.03
					433	446	13	5.21
				incl.	438	441.5	3.5	14.4
				incl.	441	441.5	0.5	30.2
					448	449	1	0.01
					449.5	450.5	1	0.06
					451	452.5	1.5	0.15
					454.5	455	0.5	0.01
					456.5	457	0.5	0.05

					463.5	464.5	1	0.01
					466.5	467.5	1	0.02
					468.5	469	0.5	0.01
					469.5	470	0.5	0.02
					471	473.5	2.5	0.40
				incl.	472	472.5	0.5	1.28
					476	477	1	0.02
					478	479.5	1.5	0.30
					482.5	483	0.5	0.03
					484	485	1	0.04
					486.5	488	1.5	0.42
					490.5	491.5	1	4.58
					494.5	495	0.5	0.01
					497.5	500	2.5	0.10
					501	501.5	0.5	0.02
					502	503	1	0.02
					503.5	504.5	1	2.69
					505	506	1	0.04
					507.5	508.5	1	0.78
				incl.	508	508.5	0.5	1.32
					509.5	510	0.5	0.02
					514.5	515	0.5	0.08
					518	520	2	0.06
RK-25-240	270	-70	893	106.1	653.5	654.5	1	0.02
					659	659.5	0.5	0.01
					660	669.5	9.5	0.76
				incl.	664	665	1	1.99
				incl.	665.5	666	0.5	6.40
				incl.	668	668.5	0.5	2.10
					670	671	1	0.40
					671.5	672.5	1	0.13
					673	674	1	1.00
					675	679.5	4.5	0.27
				incl.	675	675.5	0.5	1.21
					680	683	3	0.09
					683.5	693.5	10	3.95
				incl.	685	686	1	32.7
					694.5	704	9.5	0.08
					705.5	707	1.5	0.08
					714.5	715	0.5	0.85
					717.5	718	0.5	0.07
					718.5	719	0.5	0.02
					726.5	727	0.5	0.02

					729.5	730.5	1	0.03
					732.5	734	1.5	1.50
					734.5	736.5	2	0.51
					737	742.5	5.5	0.37
				incl.	738	738.5	0.5	1.87
					750	750.5	0.5	0.02
					752	753	1	0.06
					755	756	1	0.03
					756.5	757	0.5	0.04
					757.5	758	0.5	0.01
					760	766	6	0.14
					766.5	767.5	1	0.10
					774	776	2	0.30
					776.5	777	0.5	0.12
					778	779	1	0.02
					780	781	1	0.73
					798.5	799	0.5	0.26
					804	804.5	0.5	0.02
RK-25-243	276	-66	579	126.8	365	369.5	4.5	0.78
				incl.	368	369	1	3.01
					371	373.5	2.5	0.08
					374	374.5	0.5	0.04
					375	376	1	0.01
					376.5	377	0.5	0.11
					382.5	383.5	1	0.02
					384.5	388.5	4	0.11
					400.5	401	0.5	0.01
					402.5	403	0.5	0.03
					403.5	404	0.5	0.02
					404.5	408	3.5	0.04
					409	413	4	0.17
					413.5	414.5	1	0.02
					416	420.5	4.5	0.07
					421	423	2	0.03
					423.5	427	3.5	0.48
				incl.	426	426.5	0.5	1.43
					427.5	428	0.5	0.02
					429.5	430	0.5	0.16
					432	435	3	0.05
					435.5	437	1.5	0.74
				incl.	435.5	436	0.5	2.06
					446.5	447	0.5	0.03
					452	454.5	2.5	0.04

					455.5	457	1.5	0.02
					458.5	461	2.5	0.02
					471.5	474.5	3	0.10
					475	475.5	0.5	0.01
					476.5	477	0.5	0.03
					480	482.5	2.5	0.27
					488	491	3	0.24
					491.5	492	0.5	0.02
					503	503.5	0.5	0.12
RK-25-247	330	-70	738.0	114.4	571	584.5	13.5	0.39
				incl.	577.5	578	0.5	3.20
					581.5	582	0.5	3.29
					585	585.5	0.5	0.02
					586	590.5	4.5	0.05
					591	600.5	9.5	0.39
				incl.	593.5	594.5	1	1.91
					601	609	8	0.13
					610	610.5	0.5	0.04
					611	612	1	0.03
					613.5	614.5	1	0.03
RK-25-248	283	-69	501.0	123.3	339	339.5	0.5	0.03
					340.5	341.5	1	0.01
					342	342.5	0.5	0.03
					343.5	344.5	1	0.02
					346.5	347	0.5	0.03
					348	348.5	0.5	0.02
					350	353.5	3.5	0.03
					354.5	355	0.5	0.01
					356.5	359.5	3	0.04
					360.5	361.5	1	0.02
					365.5	369	3.5	0.02
					371	373	2	0.02
					377	378	1	0.02
					381.5	384	2.5	0.06
					384.5	385	0.5	0.06
					385.5	386.5	1	0.02
					389.5	391	1.5	0.05
					391.5	395	3.5	0.02
					395.5	397.5	2	0.07
					398	405	7	0.04
					409	410.5	1.5	0.03
					411	413.5	2.5	0.02
					435	435.5	0.5	0.07

					436	439	3	0.02
					440	443.5	3.5	0.03
RK-25-249	340	-70	681.0	106.1	626.5	627	0.5	0.02
					628	629.5	1.5	0.07
					630.5	631.5	1	0.03
					637.5	638.5	1	0.03
					640.5	643.5	3	0.42
				incl.	641	641.5	0.5	1.52
					644.5	645	0.5	0.01
					645.5	646.5	1	0.05
					648	649	1	0.03
					650	652.5	2.5	0.12
					653	659	6	0.12
					661.5	662.5	1	0.24
					668.5	670.5	2	0.13
					672	673	1	0.03
					673.5	674	0.5	0.02
					680	681	1	0.04
RK-25-250	308	-70	726.0	114.8	587	589	2	0.18
					592	593.5	1.5	0.32
					594	598	4	0.08
					599	606	7	0.24
					606.5	611.5	5	0.07
					612	617	5	0.46
				incl.	615	615.5	0.5	3.38
					618	624.5	6.5	0.68
				incl.	619.5	620	0.5	5.51
				incl.	623.5	624	0.5	1.58
					630	630.5	0.5	0.03
					637.5	638.5	1	0.03
					660.5	661	0.5	0.49
					663	663.5	0.5	0.68
					665	665.5	0.5	0.04
					666	667	1	0.58
					667.5	669.5	2	0.08
					670	671.5	1.5	0.07
					674.5	675	0.5	0.11
					676	676.5	0.5	0.04
RK-25-251	302	-69	576.3	119.6	377	378	1	0.02
					379.5	383.5	4	0.02
					384	389	5	0.02
					391.5	396	4.5	0.29
					404.5	411.5	7	0.91

				incl.	406	408.5	2.5	2.22
					420	422	2	0.02
					439.5	440	0.5	0.02
					446	447.5	1.5	0.02
					448	448.5	0.5	0.02
					451.5	452.5	1	0.03
					460	460.5	0.5	0.01
					461	461.5	0.5	0.33
					464.5	465	0.5	0.01
					465.5	466	0.5	0.01
					468	469	1	0.03
					469.5	471	1.5	0.09
					472.5	473	0.5	0.01
					474.5	476	1.5	0.01
RK-25-252	275	-68	663.0	120.8	515.5	516	0.5	0.03
					516.5	517	0.5	0.02
					517.5	518	0.5	0.01
					528	534.5	6.5	0.04
					535.5	538	2.5	0.02
					545	556.5	11.5	0.31
				incl.	553.5	554.5	1	2.70
					557	558.5	1.5	0.09
					559.5	561.5	2	0.07
					563	565.5	2.5	0.12
					566	567.5	1.5	0.02
					568	569.5	1.5	0.03
					570	570.5	0.5	0.05
					572	573.5	1.5	0.03
					589	589.5	0.5	0.19
					590	591	1	0.03
					593.5	597	3.5	0.10
					597.5	598	0.5	0.02
					598.5	599	0.5	0.04
					599.5	600	0.5	0.02
					603	606.5	3.5	0.11
					608.5	609.5	1	0.01
RK-25-254c1	275	-65	564.0	N/A	395.5	397	1.5	0.26
					407	407.5	0.5	0.02
					408	410	2	0.01
					414.5	415	0.5	0.01
					421.5	423.5	2	0.04
					434	435.5	1.5	0.03
					436	442.5	6.5	0.24

					444	445.5	1.5	0.03
					447.5	448	0.5	0.03
					449.5	451.5	2	0.17
					453	454.5	1.5	0.04
					456	458	2	0.07
					458.5	459	0.5	0.02
					459.5	463	3.5	0.05
					464	464.5	0.5	0.02
					465	465.5	0.5	0.01
					466	466.5	0.5	0.01
					468	469.5	1.5	0.03
					470	470.5	0.5	0.01
					471.5	474.5	3	0.05
					475.5	476	0.5	0.01
					481	493.5	12.5	0.37
				incl.	488.5	489	0.5	1.07
					490.5	491	0.5	2.91
					495.5	496.5	1	0.04
					497	497.5	0.5	0.05
					498.5	501	2.5	0.09
					502	505.5	3.5	0.03
RK-25-254c2	275	-65	553.5	-	394	395	1	0.05
					396	398	2	0.02
					409.5	413.5	4	0.02
					415.5	417.5	2	0.01
					420.5	421	0.5	0.02
					421.5	422	0.5	0.06
					428.5	431	2.5	0.01
					437.5	438.5	1	0.15
					439.5	442	2.5	0.68
				incl.	440	441	1	1.17
					442.5	443.5	1	0.02
					445.5	448	2.5	0.06
					448.5	450	1.5	0.12
					451	454.5	3.5	0.05
					456	457.5	1.5	0.03
					481.5	482.5	1	0.05
					483	484	1	0.01
					490.5	491	0.5	0.13
					491.5	492	0.5	0.02
					492.5	493.5	1	0.04
					495.5	497	1.5	0.13
RK-25-255	4	-70	950.4	112.7	780	783	3	0.19

					785.5	786	0.5	0.05
					787	787.5	0.5	0.03
					790	791	1	0.09
					791.5	793.5	2	0.05
					794.5	798.5	4	0.04
					799.5	800	0.5	0.02
					803.5	804.5	1	0.02
					805	805.5	0.5	0.73
					807	808.5	1.5	1.88
				incl.	808	808.5	0.5	3.56
					829.5	830.5	1	0.05
					832	835	3	0.04
					835.5	836.5	1	0.02
					838.5	839	0.5	0.04
					841	842	1	0.02
					842.5	843	0.5	0.01
					844	846.5	2.5	0.08
					847.5	848.5	1	0.04
					851.5	852.5	1	0.24
					886.5	887.5	1	0.06
					889	890	1	0.49
RK-25-257	337	-68	1085.0	108.1	925	925.5	0.5	0.12
					938	938.5	0.5	0.07
					942.5	944	1.5	2.84
				incl.	943	943.5	0.5	8.46
					946	946.5	0.5	0.81
					948	952.5	4.5	4.83
				incl.	948	948.5	0.5	33.3
					955	956	1	0.03
					956.5	957.5	1	0.07
					958.5	959	0.5	0.06
					959.5	966.5	7	0.07
					967	967.5	0.5	0.01
					968.5	969	0.5	0.05
					992.5	998	5.5	0.31
					1004	1008.5	4.5	0.11
					1009.5	1010.5	1	0.32
					1012	1016.5	4.5	0.71
				incl.	1012.5	1014	1.5	1.94
					1017	1017.5	0.5	1.03
					1026.5	1030	3.5	0.98
				incl.	1029	1029.5	0.5	4.95
					1030.5	1031.5	1	2.01

					1032.5	1034	1.5	0.20
					1036	1037	1	0.13
RK-25-257c1	337	-68	1139.0	-	964.5	966	1.5	0.10
					1037	1037.5	0.5	0.03
					1039.5	1042.5	3	0.10
					1044	1045	1	0.07
					1048.5	1049	0.5	0.01
RK-25-257c2	337	-68	1104.0	-	997.5	998	0.5	0.02
					998.5	999	0.5	0.01
					1000.5	1001	0.5	0.04
					1037	1037.5	0.5	0.04
RK-25-258	278	-67	249.0	117.9	No significant intersections
RK-25-258c1	278	-67	687.0	-	499	502	3	0.11
					503	503.5	0.5	0.03
					504.5	505	0.5	0.02
					507	509	2	0.08
					518.5	519	0.5	0.01
					519.5	522	2.5	0.09
					531.5	532	0.5	0.01
					534.5	535	0.5	0.01
					536	536.5	0.5	0.05
					537	540	3	0.06
					543.5	544	0.5	0.01
					545.5	547.5	2	0.05
					548.5	556	7.5	0.47
				incl.	552.5	554	1.5	1.92
					556.5	565	8.5	0.74
				incl.	558.5	560	1.5	2.74
				incl.	560.5	561	0.5	1.13
					565.5	567	1.5	1.99
				incl.	566	566.5	0.5	5.91
					570	570.5	0.5	0.01
					573.5	574	0.5	0.03
					574.5	575	0.5	0.05
					628.5	630.5	2	0.07
					631	632.5	1.5	0.02
					633	634.5	1.5	0.15
					637	637.5	0.5	0.01
					642	642.5	0.5	0.02
RK-25-258c2	278	-67	667.0	-	552.5	553	0.5	0.04
					571.5	575	3.5	0.07
					575.5	589	13.5	0.73
				incl.	577	579.5	2.5	2.22

				incl.	580.5	581	0.5	2.46
				incl.	586	586.5	0.5	1.27
					589.5	593.5	4	0.06
					594	595.5	1.5	0.09
					598	599	1	0.09
					601	601.5	0.5	0.07
					602	609.5	7.5	0.16
					618.5	622.5	4	0.02
					629	629.5	0.5	0.10
					630	630.5	0.5	0.16
					632.5	633	0.5	0.01
RK-25-259	280	-68	609.0	118.8	461	466	5	0.07
					467.5	468	0.5	0.01
					471	472	1	0.08
					472.5	473.5	1	0.05
					474	476	2	0.20
					491	492	1	0.02
					522.5	524.5	2	0.09
					536.5	537.5	1	1.03
				incl.	537	537.5	0.5	1.90
					596	597	1	0.02
RK-25-260	277	-72	879.0	111.1	612	612.5	0.5	0.03
					614	614.5	0.5	0.14
RK-25-261	275	-70	456.0	-	272	283	11	0.04
					284	289	5	0.07
					290.5	291	0.5	0.01
					292	293.5	1.5	0.02
					299	299.5	0.5	0.01
					300.5	302	1.5	0.03
					308	308.5	0.5	0.01
					311.5	312	0.5	0.02
					318	318.5	0.5	0.02
					321	322	1	0.01
					322.5	332	9.5	0.15
				incl.	327.5	328	0.5	1.49
					332.5	334	1.5	0.16
					340	342	2	0.08
					362	363	1	0.02
RK-25-262	280	-70	567.0	119.7	416	417.5	1.5	0.01
					425.5	426	0.5	0.01
					433	437	4	0.06
					437.5	438.5	1	0.02
					440	440.5	0.5	0.01

					442	443	1	0.02
					444	444.5	0.5	0.01
					452.5	453	0.5	0.09
					455	455.5	0.5	0.02
					459	459.5	0.5	0.02
					460.5	461	0.5	0.01
					462	463	1	0.01
					463.5	465	1.5	0.15
					465.5	467	1.5	0.03
					470.5	471	0.5	0.03
					490	493	3	0.07
					493.5	495.5	2	0.08
					511	512.5	1.5	0.04
RK-25-263	275	-70	474.0	-	308.5	309	0.5	0.02
					309.5	310	0.5	0.02
					310.5	314	3.5	0.05
					314.5	315	0.5	0.08
					316	316.5	0.5	0.02
					356.5	358	1.5	0.03
					359	360	1	0.01
RK-25-264	265	-70	390.0	123.9	260	260.5	0.5	0.01
					262.5	263.5	1	0.01
					264	264.5	0.5	0.01
					265.5	266	0.5	0.04
RK-25-265	270	-68	627.0	119.3	511.5	512	0.5	0.02
					512.5	513	0.5	0.24
RK-25-266	275	-67	543.0	123.0	431.5	433.5	2	0.19
RK-25-267	274	-68	528.0	126.4	468	468.5	0.5	0.09
					470.5	471.5	1	0.02
					474	474.5	0.5	0.01
					475	476	1	0.01
					479	480	1	0.01
					482	483	1	0.01
					488.5	489	0.5	0.01
RK-25-268	280	-60	429.0	135.4	245	247.5	2.5	0.02
					248	249.5	1.5	0.03
					250	251	1	0.06
					251.5	252.5	1	0.13
					253.5	255.5	2	0.13
					256	258	2	0.07
					258.5	259.5	1	0.03
					261.5	262.5	1	0.03
					263	264	1	0.05

					272.5	273	0.5	0.02
					274.5	275	0.5	0.01
					276	278	2	0.03
					285	285.5	0.5	0.03
					289	290	1	0.05
					290.5	291	0.5	0.02
					291.5	292	0.5	0.01
					293	294.5	1.5	0.07
					295.5	296	0.5	0.02
					299	299.5	0.5	0.01
					305.5	306	0.5	0.06
RK-25-269	298	-68	820.0	109.0	670.5	671.5	1	0.03
					701	703.5	2.5	0.01
					709.5	710	0.5	0.12
					717.5	718.5	1	0.11
					724	725	1	0.16
					727.5	728	0.5	0.05
					731.5	735	3.5	0.50
				incl.	731.5	732	0.5	1.44
					735.5	736	0.5	0.02
					736.5	737.5	1	0.06
					738	739	1	0.16
					744.5	750.5	6	0.19
					753	753.5	0.5	0.05
					757.5	761	3.5	0.44
				incl.	758	759	1	1.35
					762	764.5	2.5	0.12
					765	766	1	0.03
					769.5	770	0.5	0.02
					771	773	2	0.17
					773.5	774	0.5	0.27
					776.5	777.5	1	0.07
RK-25-270	290	-65	420.0	134.8	283	283.5	0.5	0.07
RK-25-271	275	-75	744.0	115.1	587	588	1	0.03
					596	597	1	0.13
					597.5	599	1.5	0.04
					600	601	1	0.04
					610	611.5	1.5	0.23
					612	616	4	0.18
					617.5	619	1.5	0.09
					620	629	9	0.39
				incl.	625	625.5	0.5	2.55
				incl.	628	628.5	0.5	1.22

					629.5	632.5	3	1.62
				incl.	632	632.5	0.5	3.9
					633	636	3	7.01
				incl.	634	635.5	1.5	13.3
				incl.	635	635.5	0.5	13.8
					637	638	1	1.84
				incl.	637	637.5	0.5	2.69
					639	640.5	1.5	1.83
				incl.	640	640.5	0.5	2.71
					643	644	1	0.05
					647.5	648.5	1	0.04
					649	652.5	3.5	0.12
					653	654	1	0.05
					659	660	1	0.01
					664	665	1	0.29
					675	675.5	0.5	0.03
					676	677	1	0.02
					677.5	678	0.5	0.03
					681	681.5	0.5	0.12
					697	697.5	0.5	0.07
					705.5	706	0.5	0.03
					723.5	724.5	1	0.02
RK-25-272	270	-70	685.1	119.4	509	510	1	0.02
					511	513	2	0.08
					521	525	4	0.13
					525.5	526	0.5	0.02
					529.5	537	7.5	0.51
				incl.	532.5	533	0.5	3.07
				incl.	535.5	536	0.5	1.72
					537.5	538.5	1	0.02
					539.5	540.5	1	0.05
					541	542.5	1.5	0.02
					543.5	547.5	4	0.03
					548	554.5	6.5	0.42
				incl.	550.5	551	0.5	1.37
					555.5	564	8.5	0.77
				incl.	557.5	558	0.5	3.81
				incl.	563	563.5	0.5	5.88
					565.5	566	0.5	0.01
					569.5	574.5	5	0.28
				incl.	571.5	572	0.5	1.22
					576	578.5	2.5	0.34
					582.5	585	2.5	0.05
					585.5	587	1.5	0.03

  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  Minimum thickness of 0.5 m downhole.
  Cutoff grade 0.01% U3O8.
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.
  * Denotes results that correlate to high-grade levels of radioactivity (>10,000 cps)

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedarplus.ca and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.